EXHIBIT 4(k)

[LOGO OF PACIFIC LIFE]

Pacific Life Insurance Company

700 Newport Center Drive

Newport Beach, CA 92660

A Stock Company

GUARANTEED PROTECTION ADVANTAGE 5 RIDER

Pacific Life Insurance Company has issued this Rider as a part of the annuity Contract to which it is attached.

All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.

Definition of Terms – Unless redefined below, the terms defined in the Contract will have the same meaning when used in this Rider. For purposes of this Rider, the following definitions apply:

Step-Up – An increase in the Guaranteed Protection Amount to an amount equal to 100% of the Contract Value, determined as of a Step-Up Date.

Step-Up Date – Any Contract Anniversary beginning with the fifth (5th) anniversary of the Effective Date of this Rider on which you elect a Step-Up in the Guaranteed Protection Amount.

Term – The ten (10) year period beginning on the Effective Date of this Rider or on a Step-Up Date.

Guaranteed Protection Advantage – You have purchased a Guaranteed Protection Advantage 5 Rider. Subject to the terms and conditions described herein, we will increase the Contract Value to the Guaranteed Protection Amount (as determined under the Guaranteed Protection Amount provision of this Rider), if at the end of the Term, the Contract Value is less than the Guaranteed Protection Amount.

This Rider may be purchased on the Contract Date or on any subsequent Contract Anniversary, provided:

(a)  the age of each Annuitant is 85 or younger on the date of purchase; and

(b)  the date of purchase is at least ten (10) years prior to the Annuity Date.

The date of purchase is the Effective Date of the Rider as shown on Page 3.

For the Contract Value to be increased to the Guaranteed Protection Amount, the entire Contract Value must be invested for the entire Term according to an asset allocation program established and maintained by us for this Rider.

Guaranteed Protection Charge – An annual charge (Guaranteed Protection Charge) for expenses related to this Rider will be deducted from the Investment Options on a proportionate basis. The Guaranteed Protection Charge will be deducted, in arrears, on each Contract Anniversary that this Rider remains in effect.

If this Rider terminates for reasons other than for death or annuitization, the entire Guaranteed Protection Charge for the Contract Year will be deducted from the Contract Value on the effective date of termination.

The Guaranteed Protection Charge is equal to [0.10%] multiplied by the Contract Value on the day the charge is deducted. The Guaranteed Protection Charge is guaranteed not to change during the Term, unless you elect a Step-Up in the Guaranteed Protection Amount.

Any portion of the Guaranteed Protection Charge we deduct from any of our fixed rate General Account options (if available under the Contract) will not be greater than the annual interest credited in excess of 3%.

Guaranteed Protection Amount – The Guaranteed Protection Amount is equal to (a) plus (b) minus (c); where:

(a)	is the Contract Value at the start of the Term;

(b)	is 100% of each subsequent Purchase Payment paid to the Contract during the first year of the Term, provided the Contract allows for subsequent Purchase Payments after the first Contract Year; and

(c)	is a pro rata adjustment for withdrawals made from the Contract during the Term. The adjustment for each withdrawal is calculated by multiplying the Guaranteed Protection Amount prior to the withdrawal by the ratio of the amount of the withdrawal (including any applicable withdrawal charge) to the Contract Value immediately prior to the withdrawal.

For purposes of determining the Contract Value at the start of the Term:

(1)	if this Rider is purchased on the Contract Date, the Contract Value is equal to the Initial Purchase Payment; or

(2)	if this Rider is purchased on a Contract Anniversary or if you elect a Step-Up in the Guaranteed Protection Amount, the Contract Value is equal to the Contract Value on that Contract Anniversary or on that Step-Up Date.

Election of Step-Up in Guaranteed Protection Amount – You may elect, on any Contract Anniversary beginning with the fifth (5th) anniversary of the Effective Date of this Rider and before the Annuity Date, to increase the Guaranteed Protection Amount to an amount equal to 100% of the current Contract Value as of the Step-Up Date.

The Guaranteed Protection Charge may change if you elect a Step-Up in the Guaranteed Protection Amount. However, the Guaranteed Protection Charge will never exceed the Guaranteed Protection Charge currently being offered for this same benefit under newly issued riders. If the Guaranteed Protection Amount is never stepped-up, the Guaranteed Protection Charge established on the Effective Date of this Rider is guaranteed not to change.

Your election of a Step-Up in the Guaranteed Protection Amount must be received, in a form satisfactory to us, at our Service Center within thirty (30) days after the Contract Anniversary on which the Step-Up is effective.

Once a Step-Up has been elected and is in effect:

(a)	another Step-Up may not be elected until on or after the fifth (5th) anniversary of the latest Step-Up Date; and

(b)	a new ten (10) year Term will begin effective as of that latest Step-Up Date.

We will provide you with written confirmation of your Step-Up election.

Additional Amount – On the last day of the Term, we will apply an additional amount to the Contract if the Contract Value on such day is less than the Guaranteed Protection Amount. The additional amount will be equal to the difference between the Contract Value on the last day of the Term and the Guaranteed Protection Amount.

If, on the last day of the Term, the Contract is annuitized, the first death of an Owner or the death of the last surviving Annuitant occurs, or a full withdrawal of the amount available for withdrawal is made, the Contract Value will reflect any additional amount as described in this provision, prior to the payment of any annuity, death or full withdrawal benefits.

We will not apply an additional amount if the Contract Value on the last day of the Term is greater than the Guaranteed Protection Amount.

Continuation of Rider if Surviving Spouse Continues Contract – If the Owner dies during the Term and if the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then the provisions of this Rider will continue until the end of the Term.

Termination of Rider – This Rider will automatically terminate at the end of the Term or, if earlier, upon the occurrence of one of the following events:

(a)	the Contract Anniversary immediately following the day any portion of the Contract Value is no longer invested according to an asset allocation program established and maintained by us for this Rider;

(b)	the Contract Anniversary immediately following the day we receive notification from you to terminate this Rider;

(c)	the date a full withdrawal of the amount available for withdrawal is made under the Contract;

(d)	the date of the first death of an Owner or the date of death of the last surviving Annuitant;

(e)	the date the Contract is terminated in accordance with the provisions of the Contract; or

(f)	the Annuity Date.

Effective Date – This Rider is effective on the date shown below.

Effective Date: [date]

All other terms and conditions of the Contract remain unchanged by this Rider.

PACIFIC LIFE INSURANCE COMPANY

/s/ Thomas C. Sutton	/s/ Audrey L. Milfs
Chairman and Chief Executive Officer	Secretary

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